UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 1, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	1 June 2022

Release Number	19/22

Merger completion and in specie distribution

BHP Group (BHP) is pleased to announce that the merger of BHP’s oil and gas portfolio with Woodside Energy Group Limited (Woodside) by an all-stock merger (Merger) has completed today.

BHP received 914,768,948 Woodside shares as consideration for the sale of BHP Petroleum. BHP has paid the in specie dividend and distributed Woodside shares today in line with the details described in BHP’s announcement on 20 May 2022. As a result, BHP has now distributed Woodside shares to eligible BHP shareholders. BHP dividend statements and Woodside holding statements are expected to be despatched to eligible BHP shareholders in mid-June 2022.

The closing price of Woodside shares on ASX on 31 May 2022 was A$29.761. The implied value of the in specie dividend was therefore A$27.2 billion (US$19.6 billion). At this valuation, the in specie dividend is approximately A$5.38 (US$3.86), with A$2.30 (US$1.66) of franking credits being distributed, per BHP share.

As part of completion, BHP has made a net cash payment of approximately US$0.7 billion to Woodside. In addition, approximately US$0.3 billion in cash will be left in the BHP Petroleum bank accounts to fund the ongoing operations. This reflects the net cash flows generated by BHP Petroleum, less cash dividends paid by Woodside to BHP, between the Merger effective date of 1 July 2021 and completion. This net payment to Woodside will be subject to a customary post-completion review which may result in an adjustment to the amount paid.

BHP Chief Executive Officer, Mike Henry said: “The merger of our petroleum assets with Woodside creates a global energy company with the scale and opportunity to help supply the energy needed for global growth and development in a rapidly decarbonising world. Our shareholders will now have exposure to assets in two organisations, BHP and Woodside, each with a very clear focus, strategy and value proposition. BHP’s world class portfolio is weighted towards commodities which support economic growth and have decarbonisation upside and combined with our operational excellence will underpin attractive returns and long-term value growth.”

[1]	Based on an exchange rate of AUD/USD 0.7187 and AUD/ZAR 11.1846, this equates to a Woodside share price of US$21.39 and ZAR332.85.

Trading of Woodside shares and depositary interests

Normal trading of the new Woodside shares that are received as part of the in specie dividend will commence as follows:

2 June 2022	New Woodside shares on ASX Woodside American depository shares on NYSE

6 June 2022	Woodside depository interests on LSE

Sale facility

For ineligible overseas shareholders and small BHP shareholders that have validly elected to participate in the sale facility, the in specie dividend entitlement has been transferred to the sale agent to be sold. The sale proceeds may take up to 12 weeks to be remitted to BHP shareholders.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Sabrina Goulart
Mobile: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: June 1, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary